As filed with the Securities and Exchange Commission on February 24, 2010
     Registration Statement No. 333-163459

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
Pre-Effective
Amendment No. 1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EBIX, INC.
(Exact name of registrant as specified in its charter)

Delaware	7370	77-0021975
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
5 Concourse Parkway, Suite 3200, Atlanta, Georgia 30328, (678) 281-2020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robin Raina	With a copy to:
President & Chief Executive Officer Ebix, Inc. 5 Concourse Parkway, Suite 3200 Atlanta, Georgia 30328 (678) 281-2020	Richard A. Denmon Charles M. Harrell, Jr. Carlton Fields PA 1201 West Peachtree Street, Suite 3000 Atlanta, Georgia 30309 (404) 815-2717
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount To	Offering Price	Aggregate	Amount of
Title of Each Class Of Securities To Be Registered	Be Registered(1)	Per Share(2)	Offering Price(2)	Registration Fee (2)
Common Stock, par value $0.10	1,488,984	$51.39	$25,981,980	$0.00

(1)	In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also shall register and be deemed to cover any additional shares of common stock of the Registrant which may be offered or become issuable to prevent dilution resulting from stock splits, stock dividends, or similar transactions. On January 4, 2010, the Company conducted a three-for-one stock split in the form of a stock dividend. The Amount To Be Registered under the Company’s filing of the initial Form S-3 registration statement on December 3, 2009 was 496,328 shares of common stock.

(2)	In accordance with Rule 416, Amount of Registration Fee reflects a subtraction of the registration fee paid for the for the 496,328 shares of common stock to be registered under the Company’s filing of the initial Form S-3 registration statement on December 3, 2009. The Company paid a registration fee of $1,449.79 on December 9, 2009 for these 496,328 shares of common stock pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low prices of the common stock as reported on the NASDAQ Global Market on November 30, 2009.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted or legal.

Subject to completion, dated February 24, 2010
EBIX, INC.
1,488,984 Shares of Common Stock
     The persons listed in this prospectus under “Selling Stockholders” may offer and sell from time to time up to an aggregate of 1,488,984 shares of our common stock, $0.10 par value that they have acquired from us.
     The selling stockholders will receive all of the net proceeds from the sale of common stock offered hereby. We will not receive any proceeds from the sale of these shares by the selling stockholders, but we will bear certain of the costs and expenses of registering the common stock offered by the selling stockholders. Selling costs, brokers fees and applicable transfer taxes are payable by the selling stockholders.
     The selling stockholders will determine where they may sell the shares in all cases, including, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. For information regarding the selling stockholders and the times and manner in which they may offer or sell shares of our common stock, see “Selling Stockholders” or “Plan of Distribution.”
     Our common stock is listed on the NASDAQ Global Market under the stock symbol “EBIX.”
     Investing in our common stock involves certain risks. You should carefully consider the “Risk Factors” beginning on page 5 of this prospectus before you decide whether to invest in shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February __, 2010

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. This means the securities described in this prospectus may be offered and sold in one or more offerings using this prospectus from time to time as described in the “Plan of Distribution.”
     You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information.” We have not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or sale of any common stock. This prospectus is not an offer to sell, nor is it an offer to buy, our common stock in any jurisdiction in which the offer and sale is not permitted.
A NOTE ABOUT FORWARD LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference into it contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to our financial condition, results of operations, plans, objectives, prospects, future performance or expectations, and business operations. These statements relate to expectations concerning matters that are not historical fact. Accordingly, statements that are based on management’s projections, estimates, assumptions, and judgments are forward-looking statements. These forward-looking statements are typically identified by words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “approximately,” “intend,” and other similar words and phrases, or future or conditional verbs such as “will,” “should,” “would,” “could,” and “may.” These forward-looking statements are based largely on our current expectations, assumptions, estimates, judgments, and projections about our business and our industry, and they involve inherent risks and uncertainties. Although we believe our expectations are based on reasonable assumptions, judgments, and estimates, such forward-looking statements involve known and unknown risks, uncertainties, contingencies, and other factors (many of which are outside our control) that could cause our or our industry’s actual results, level of activity, performance or achievement to differ materially from those discussed in or implied by any forward-looking statements made by or on behalf of Ebix, Inc., and could cause our financial condition, results of operations, or cash flows to be materially adversely affected. Accordingly, there is no assurance that our expectations will in fact occur or that our estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements. In evaluating these statements, some of the factors that you should consider include those described under “Risk Factors” and elsewhere in the prospectus or incorporated herein by reference. All written or oral forward-looking statements that are made or attributable to us are expressly qualified in their entirety by this cautionary notice. Such forward-looking statements speak only as to the date that such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY
     This summary highlights some of the information contained elsewhere in this prospectus or incorporated by reference in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus, including the information set forth under “Risk Factors,” as well as the information incorporated by reference, before you decide to invest in our common stock.
     In this prospectus, the “Company”, “Ebix”, “we”; “us” and “our” refer to Ebix, Inc. and its subsidiaries.
THE COMPANY
Company Overview
     Ebix, Inc. is a leading international supplier of software and e-commerce solutions to the insurance industry. We provide a series of application software products for the insurance industry ranging from carrier systems, agency systems and exchanges to custom software development for all entities involved in the insurance and financial industries. We were founded in 1976 as Delphi Systems, Inc., as a California corporation. In 1983 we reincorporated in Delaware, and in December 2003 we changed our name to Ebix, Inc. Our common stock is listed on the NASDAQ Global Market.
     Our goal is to be the leading powerhouse of backend insurance transactions in the world. Our technology vision is to focus on convergence of all insurance channels, processes and entities in a manner such that data can seamlessly flow once a data entry has been made.
     We strive to work collaboratively with clients to develop innovative technology strategies and solutions that address specific business challenges. We combine the newest technologies with our capabilities in consulting, systems design and integration, IT and business process outsourcing, applications software, and Web and application hosting to meet the individual needs of organizations.
     We employ insurance and technology professionals who provide products, services, support and consultancy to more than 3,000 customers on six continents. Our focus on quality has enabled our development unit in India to be awarded Level 5 status of the Carnegie Mellon Software Engineering Institute’s Capability Maturity Model Integrated (CMMI). We have also earned ISO 9001:2000 certification for both our development and our call center units in India.
     Recently, we have expanded both internally as well as through a series of acquisitions. Below is a summary of these recent business acquisitions.
•	We acquired E-Z Data, Inc. (“E-Z Data”) effective October 1, 2009. E-Z Data was a leading industry provider of on-demand customer relationship management (“CRM”) solutions for insurance companies, brokers, agents, investment dealers, and financial advisors. We acquired the business operations and intellectual property of E-Z Data for an aggregate purchase price of $50.35 million paid to E-Z Data’s shareholders consisting of cash consideration in the amount of $21.35 million paid at closing and $25.00 million in shares of our common stock valued at the average market closing price for the three most recent days prior to September 30, 2009. We funded the cash portion of the purchase price for this business acquisition using the proceeds from the Company’s two convertible promissory notes issued in late August 2009.

•	We acquired Peak Performance Solutions, Inc. (“Peak”) effective October 1, 2009. Pursuant to the terms of the stock purchase agreement, we paid Peak’s shareholders $8.0 million in cash for all of Peak’s outstanding stock. Peak provides comprehensive, end-to-end insurance software and technology solutions to insurance companies and self-insured entities for workers’ compensation claims processing, risk management administration, and managed care tracking. Peak’s shareholders also retain the right to earn up to $1.5 million of future additional cash compensation, if certain revenue targets are achieved during the 2010 calendar year. We funded this acquisition with internal resources using available cash reserves.

•	Effective May 1, 2009, we acquired Facts, Inc. (“Facts”) a leading provider of fully automated software solutions for healthcare payers specializing in claims processing, employee benefits, and managed care. Facts’ products are available in either an ASP or self-hosted model. We paid the Facts shareholders $6.5 million in cash for all of Facts’ stock. We financed this acquisition with internal resources using available cash reserves.

•	We acquired ConfirmNet Corporation (“ConfirmNet”) on November 22, 2008, with an effective date of November 1, 2008. ConfirmNet was a leader in the certificate of insurance creation and tracking industry. Pursuant to the terms of the plan of merger and agreement, Ebix paid ConfirmNet shareholders $7.4 million in cash for all of ConfirmNet’s stock. ConfirmNet’s shareholders also retain the right to earn additional cash consideration if certain revenue targets are met in 2009 and 2010. $3.1 million of such additional contingent consideration has since been paid during 2009. The Company financed this transaction using available cash reserves.

•	We acquired Acclamation Systems, Inc, (“Acclamation”) on August 1, 2008. Acclamation was a leading provider of SaaS based healthcare benefits and claims management software in the United States. Pursuant to the terms of this agreement, on August 1, 2008, Ebix paid Acclamation shareholders $22 million in cash for all of Acclamation’s stock. Acclamation’s shareholders also retain the right to earn up to $3 million in additional cash consideration over the two year period following the effective date of the acquisition if specific revenue targets of the Ebix’s Health Benefits division are achieved. To date those revenue targets have not yet been met thusly no such contingent consideration payments have been warranted or made. The Company financed this acquisition using a combination of available cash reserves and the proceeds from the issuance of convertible debt.

•	Effective January 2, 2008 we completed the acquisition of Telstra eBusiness Services Pty Limited (“Telstra”), a premier insurance exchange located in Melbourne, Australia. The purchase price was $43.8 million in cash consideration which was financed with a combination of available cash reserves, proceeds from the issuance of convertible debt, proceeds from the sales of unregistered shares of our common stock, and funding from our revolving line of credit.

•	On November 1, 2007, we completed the acquisition of Jenquest, Inc. (“Jenquest” or “IDS”)), a leader in the certificate of insurance tracking industry located in Hemet, California. The purchase price was $11.25 million and was primarily financed from internal sources using our own cash reserves. IDS shareholders also retained the right to earn up to $1.0 million in additional payments over one year if certain revenue or operating income targets of the IDS division of Ebix were met. That earn-out payment in the amount of $1.0 million was paid in full during 2009.
Industry Overview
     The insurance industry has undergone significant consolidation over the past several years driven by the need for, and benefits from, economies of scale and scope in providing insurance in a competitive environment. The insurance markets have also seen a steady increase in the desire to reduce paper based processes and improve efficiency both at the back-end side and also at the consumer end side. Such consolidation has involved both insurance carriers and insurance brokers and is directly impacting the manner in which insurance products are distributed. Management believes the insurance industry will continue to experience significant change and increased efficiencies through online exchanges and reduced paper based processes are becoming increasingly a norm across the world insurance markets. Changes in the insurance industry are likely to create new opportunities for the Company.
Products and Service Strategy
     Our product and service strategy focuses on the following four areas: (1) worldwide sale, customization, development, implementation and support of our insurance carrier system platforms “Infinity Systems” and “Business Reinsurance and Insurance Company System (“BRICS”)”; (2) worldwide sales and support of broker/agency management systems including EbixASP, eGlobal and Winbeat (3) expansion of connectivity between consumers, agents, carriers, and third party providers through our exchange family of products in the life, annuity and property & casualty sectors worldwide namely the EbixExchange family of products—WinFlex VitalSuite, AnnuityNet, LifeSpeed; and, (4) business process outsourcing services, which include certificate tracking, call center and back office support.
     Our revenue is derived primarily from the services part of our business that includes application service provider (“ASP”) services, transaction based exchanges, transaction based business process outsourcing (“BPO) services, professional and support services to the insurance companies, distributors, brokers and large corporate clients.
Issuance of Convertible Promissory Notes
     As part of our financing strategy, we have sold convertible notes in transactions exempt from registration under the Securities Act of 1933, or the Securities Act, from time to time to raise funds which are used to provide an additional source of financing for our operations and expansion activities. Since December 2007, we have sold such convertible notes in the following five separate offerings:
•	On August 26, 2009, we entered into a convertible note purchase agreement with Whitebox. Pursuant to that agreement, in exchange for $19.0 million, we issued a secured convertible promissory note with an interest rate of 0.0% per annum and a maturity date of August 26, 2011, convertible into our common stock at $48.00 per share.

•	On August 26, 2009, we entered into a convertible note purchase agreement with IAM Mini-Fund Limited (“IAM”). Pursuant to that agreement, in exchange for $1.0 million, we issued a secured convertible promissory note with an interest rate of 0.0% per annum and a maturity date of August 26, 2011, convertible into our common stock at $48.00 per share.

•	On August 25, 2009 we entered into a convertible note purchase agreement with Rennes Foundation (“Rennes”). Pursuant to that agreement, in exchange for $5.0 million, we issued a secured convertible promissory note with an interest rate of 0.0% per annum and a maturity date of August 25, 2011, convertible into our common stock at $50.00 per share.

•	On July 11, 2008, we entered into a second secured convertible note purchase agreement with Whitebox. Pursuant to that agreement, in exchange for $15.0 million, we issued a secured convertible promissory note with an interest rate of 2.5% per annum and a maturity date of July 11, 2010, convertible into our common stock at $28.00. As of the date of this registration statement Whitebox has converted $6.6 million with accrued interest payable of this note into 237,097 shares of our common stock, leaving an outstanding balance due on this obligation of $8.4 million.

•	On December 18, 2007, we entered into a secured convertible note purchase agreement with Whitebox VSC, Ltd. (“Whitebox”), an “accredited investor” within the meaning of Rule 501 of Regulation D. Pursuant to that agreement, in exchange for $20.0 million, we issued a secured convertible promissory note with an interest rate of 2.5% per annum and a maturity date of December 18, 2009, convertible into our common stock at $21.28 per share. As of the date of this registration statement, Whitebox has converted the entire amount of this note with accrued interest payable into 954,507 shares of our common stock and such note no longer represents an outstanding liability.
Our Corporate Information
     Our principal executive offices are located at 5 Concourse Parkway, Suite 3200, Atlanta, Georgia 30328 and our telephone number is (678) 281-2020. We also have domestic operations in Pasadena, Walnut Creek and Hemet, California; Pittsburgh, Pennsylvania; Park City, Utah; Herndon, Virginia, Dallas, Texas, and Portland, Michigan. We also have offices in Australia, New Zealand, Singapore, United Kingdom and India.
     Our website is www.ebix.com. The contents of our website are not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be considered an active link to our website. Accordingly, information contained on our website is for informational purposes and is not incorporated by reference into this registration statement, and you should not consider information contained on our website as part of this registration statement.

RISK FACTORS
     You should carefully review and consider the risks described below, as well as other information contained in or incorporated by reference into this prospectus, before making a decision to purchase shares of our common stock. If any of the risks described below should occur, our business, prospects, financial condition, cash flows, liquidity, results of operations, funds from operations, and our ability to make cash distributions to our stockholders could be materially and adversely affected. In that case, the trading price of our common stock could decline and you may lose some or all of your investment in our common stock. The following risks and uncertainties described below are not the only ones facing us that may have a material adverse effect on us. Additional risks and uncertainties that we currently are unaware of, or that we currently deem to be immaterial, also may become important factors that adversely impact us and your investment in our common stock. In any case, the value of our common stock could decline, and you could lose all or a portion of your investment. Further, the extent any of the information contained in this prospectus constitutes forward-looking information, the risk factors set forth below are cautionary statements identifying important factors that could cause our actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of us.
Risks Related To Our Business and Industry
Because the support revenue that we have traditionally relied upon has been steadily declining, it is important that new sources of revenue continue to be developed.
     We made a strategic decision approximately six years ago to eliminate our reliance on legacy products and related support services and instead focus on more current technology and services. As a result, our revenue from the support services we offer in connection with our legacy software products has been decreasing over the course of the past few years. This downward trend in our support revenue makes us dependent upon our other sources of revenue.
Our business may be materially adversely impacted by U.S. and global market and economic conditions, particularly adverse conditions in the insurance industry.
     For the foreseeable future, we expect to continue to derive most of our revenue from products and services we provide to the insurance industry. Given the concentration of our business activities in financial industries, we may be particularly exposed to economic downturns in this industry. U.S. and global market and economic conditions have been, and continue to be, disrupted and volatile, and in recent months the volatility has reached unprecedented levels. General business and economic conditions that could affect us and our customers include fluctuations in debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, the exchange rate between the U.S. dollar and foreign currencies, and the strength of the economies in which our customers operate. A poor economic environment could result in significant decreases in demand for our products and services, including the delay or cancellation of current or anticipated projects, or could present difficulties in collecting accounts receivables from our customers due to their deteriorating financial condition. Our existing customers may be acquired by or merged into other institutions that use our competitors or decide to terminate their relationships with us for other reasons. As a result, our sales could decline if an existing customer is merged with or acquired by another company or closed. All of these conditions could adversely affect our operating results and financial position.
We may not be able to secure additional financing to support capital requirements when needed.
     We may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid market penetration, to develop new or enhanced services, to respond to competitive pressures, to make acquisitions or for other purposes. Any required additional financing may not be available on terms favorable to us, or at all, particularly in light of current conditions in the credit markets. If adequate funds are not available on acceptable terms, we may be unable to meet our strategic business objectives or compete effectively, and the future growth of our business could be adversely impacted. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership and economic interests, and the newly issued securities may have rights superior to those of our common stock. If additional funds are raised by our issuing debt, we may be subject to significant market risks related to interest rates, and operating risks regarding limitations on our activities.
Our recent acquisitions of IDS, Telstra, Acclamation, ConfirmNet, FACTs, Peak, and E-Z Data as well as any future acquisitions that we may undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely impact our operating results.

     The acquisitions of IDS, Telstra, Acclamation, ConfirmNet, FACTs, Peak, and E-Z Data and other potential future acquisitions, subject the Company to a variety of risks, including risks associated with an inability to efficiently integrate acquired operations, prohibitively higher incremental cost of operations, outdated or incompatible technologies, labor difficulties, or an inability to realize anticipated synergies, whether within anticipated timeframes or at all; one or more of which risks, if realized, could have an adverse impact on our operations. Among the issues related to integration such acquisitions are:
•	potential incompatibility of business cultures;

•	potential delays in integrating diverse technology platforms;

•	potential difficulties in coordinating geographically separated organizations;

•	potential difficulties in re-training sales forces to market all of our products across all of our intended markets;

•	potential difficulties implementing common internal business systems and processes;

•	potential conflicts in third-party relationships; and

•	potential loss of customers and key employees and the diversion of the attention of management from other ongoing business concerns.
We may not be able to develop new products or services necessary to effectively respond to rapid technological changes. Disruptions in our business-critical systems and operations could interfere with our ability to deliver products and services to our customers.
     To be successful, we must adapt to rapidly changing technological and market needs, by continually enhancing and introducing new products and services to address our customers’ changing demands.
     The marketplace in which we operate is characterized by:
•	rapidly changing technology;

•	evolving industry standards;

•	frequent new product and service introductions;

•	shifting distribution channels; and

•	changing customer demands.
     Our future success will depend on our ability to adapt to this rapidly evolving marketplace. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting our market, and we may be unable to effectively adapt to these changes.
The markets for our products are highly competitive and are likely to become more competitive, and our competitors may be able to respond more quickly to new or emerging technology and changes in customer requirements.
     We operate in highly competitive markets. In particular, the online insurance distribution market, like the broader electronic commerce market, is rapidly evolving and highly competitive. Our insurance software business also experiences competition from certain large hardware suppliers that sell systems and system components to independent agencies, and from small independent developers and suppliers of software, who sometimes work in concert with hardware vendors to supply systems to independent agencies. Pricing strategies and new product introductions and other pressures from existing or emerging competitors could result in a loss of customers or a rate of increase or decrease in prices for our services different than past experience. Our internet business may also face indirect competition from insurance carriers that have subsidiaries which perform in-house agency and brokerage functions.

     Some of our current competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we do. In addition, we believe we will face increasing competition as the online financial services industry develops and evolves. Our current and future competitors may be able to:
•	undertake more extensive marketing campaigns for their brands and services;

•	devote more resources to website and systems development;

•	adopt more aggressive pricing policies; and

•	make more attractive offers to potential employees, online companies and third-party service providers.
We regard our intellectual property in general, and our software in particular, as critical to our success.
     We rely on copyright laws and nondisclosure, license, and confidentiality arrangements to protect our proprietary rights as well as the intellectual property rights of third parties whose content we license. However, it is not possible to prevent all unauthorized uses of these rights. We cannot assure you that the steps we have taken to protect our intellectual property rights, and the rights of those from whom we license intellectual property, are adequate to deter misappropriation or that we will be able to detect unauthorized uses and take timely and effective steps to remedy this unauthorized conduct. In particular, a significant portion of our revenues are derived internationally including jurisdiction where protecting intellectual property rights may prove even more challenging. To prevent or respond to unauthorized uses of our intellectual property, we might be required to engage in costly and time-consuming litigation and we may not ultimately prevail. In addition, our offerings could be less differentiated from those of our competitors, which could adversely affect the fees we are able to charge.
If we infringe on the proprietary rights of others, our business operations may be disrupted, and any related litigation could be time consuming and costly.
     Third parties may claim that we have violated their intellectual property rights. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of key personnel. To the extent that we violate a patent or other intellectual property right of a third party, we may be prevented from operating our business as planned, and we may be required to pay damages, to obtain a license, if available, to use the right or to use a non-infringing method, if possible, to accomplish our objectives. The cost of such activity could have a material adverse effect on our business.
We depend on the continued services of our senior management and our ability to attract and retain other key personnel.
     Our future success is substantially dependent on the continued services and continuing contributions of our senior management and other key personnel particularly Robin Raina, our president and chief executive officer. Since becoming Chief Executive Officer of the Company in 1999, his strategic direction for the Company and implementation of such direction has proven instrumental in our growth. The loss of the services of any of our executive officers or other key employees could harm our business.
     Our future success depends on our ability to continue to attract, retain and motivate highly skilled employees. If we are not able to attract and retain key skilled personnel, our business will be harmed. Competition for personnel in our industry is intense.
Our international operations are subject to a number of risks that could affect our revenues, operating results, and growth.
     We market our products and services internationally and plan to continue to expand our internet services to locations outside of the United States. In 2008, approximately 35% of our 2008 revenues and 29% of our operating expenses were transacted in currencies other than U.S. Dollars. We currently conduct operations in Australia, New Zealand, and Singapore, and have product development activities and call center services in India. Our international operations are subject to other inherent risks which could have a material adverse effect on our business, including:
•	the impact of recessions in foreign economies on the level of consumers’ insurance shopping and purchasing behavior;

•	greater difficulty in collecting accounts receivable;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;
•	seasonal reductions in business activity;

•	burdensome regulatory requirements;

•	trade and financing barriers, and differing business practices;

•	significant fluctuations in exchange rates;

•	potentially adverse tax consequences; and

•	political and economic instability.
     Furthermore, our entry into additional international markets requires significant management attention and financial resources, which could divert management’s attention from existing business operations.
Our financial position and operating results may be adversely affected by the changing U.S. Dollar rates and fluctuations in other currency exchange rates.
     We will be exposed to currency exchange risk with respect to the U.S. dollar in relation to the foreign currencies in the countries because a significant portion of our operating expenses are incurred in foreign countries. This exposure may increase if we expand our operations in overseas. To date we have not entered into any hedging arrangements to protect our business against currency fluctuations. However, management continues to evaluate and consider the effectiveness of various hedging strategies. We will monitor changes in our exposure to exchange rate risk that result from changes in our business situation. If we do not enter into effective hedging arrangements in the future, our results of operations and financial condition could be materially and adversely affected by fluctuations in foreign currency exchange rates.
Risks Relating to Regulation and Litigation
Federal Trade Commission laws and regulations that govern the insurance industry could expose us or the agents, brokers and carriers with whom we participate in our online marketplace to legal penalties.
     We perform functions for licensed insurance agents, brokers and carriers and need to comply with complex regulations that vary from state to state and nation to nation. These regulations can be difficult to comply with, and can be ambiguous and open to interpretation. If we fail to properly interpret or comply with these regulations, we, the insurance agents, brokers or carriers doing business with us, our officers, or agents with whom we contract could be subject to various sanctions, including censure, fines, cease-and-desist orders, loss of license or other penalties. This risk, as well as other laws and regulations affecting our business and changes in the regulatory climate or the enforcement or interpretation of existing law, could expose us to additional costs, including indemnification of participating insurance agents, brokers or carriers, and could require changes to our business or otherwise harm our business. Furthermore, because the application of online commerce to the consumer insurance market is relatively new, the impact of current or future regulations on our business is difficult to anticipate. To the extent that there are changes in regulations regarding the manner in which insurance is sold, our business could be adversely affected.
Risks Related to Our Conduct of Business on the Internet
Any disruption of our internet connections could affect the success of our internet-based products.
     Any system failure, including network, software or hardware failure, that causes an interruption in our network or a decrease in the responsiveness of our website could result in reduced user traffic and reduced revenue. Continued growth in internet usage could cause a decrease in the quality of internet connection service. Websites have experienced service interruptions as a result of outages and other delays occurring throughout the internet network infrastructure. In addition, there have been several incidents in which individuals have intentionally caused service disruptions of major e-commerce websites. If these outages, delays or service disruptions frequently occur in the future, usage of our website could grow more slowly than anticipated or decline, and we may lose revenues and customers.

     If the internet data center operations that host any of our websites were to experience a system failure, the performance of our website would be harmed. These systems are also vulnerable to damage from fire, floods, earthquakes, acts of terrorism, power loss, telecommunications failures, break-ins and similar events. The controls implemented by our third-party service providers may not prevent or timely detect such system failures. Our property and business interruption insurance coverage may not be adequate to fully compensate us for losses that may occur. In addition, our users depend on internet service providers, online service providers and other website operators for access to our website. Each of these providers has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.
Concerns regarding security of transactions or the transmission of confidential information over the Internet or security problems we experience may prevent us from expanding our business or subject us to legal exposure.
     If we do not maintain sufficient security features in our online product and service offerings, our products and services may not gain market acceptance, and we could also be exposed to legal liability. Despite the measures that we have or may take, our infrastructure will be potentially vulnerable to physical or electronic break-ins, computer viruses or similar problems. If a person circumvents our security measures, that person could misappropriate proprietary information or disrupt or damage our operations. Security breaches that result in access to confidential information could damage our reputation and subject us to a risk of loss or liability. We may be required to make significant expenditures to protect against or remediate security breaches. Additionally, if we are unable to adequately address our customers’ concerns about security, we may have difficulty selling our products and services.
Uncertainty in the marketplace regarding the use of internet users’ personal information, or legislation limiting such use, could reduce demand for our services and result in increased expenses.
     Concern among consumers and legislators regarding the use of personal information gathered from internet users could create uncertainty in the marketplace. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business. Legislation has been proposed that would limit the uses of personal identification information of internet users gathered online or require online services to establish privacy policies. Many state insurance codes limit the collection and use of personal information by insurance agencies, brokers and carriers or insurance service organizations. Moreover, the Federal Trade Commission has settled a proceeding against one online service that agreed in the settlement to limit the manner in which personal information could be collected from users and provided to third parties.
Future government regulation of the internet could place financial burdens on our businesses.
     Because of the internet’s popularity and increasing use, new laws and regulations directed specifically at e-commerce may be adopted. These laws and regulations may cover issues such as the collection and use of data from website visitors and related privacy issues; pricing; taxation; telecommunications over the internet; content; copyrights; distribution; and domain name piracy. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of revenue from our Internet operations and place additional financial burdens on our business.
Risks Related To Our Common Stock
The price of our common stock may be extremely volatile.
     In some future periods, our results of operations may be below the expectations of public market investors, which could negatively affect the market price of our common stock. Furthermore, the stock market in general has experienced extreme price and volume fluctuations in recent months. We believe that, in the future, the market price of our common stock could fluctuate widely due to variations in our performance and operating results or because of any of the following factors:
•	announcements of new services, products, technological innovations, acquisitions or strategic relationships by us or our competitors;

•	trends or conditions in the insurance, software, business process outsourcing and internet markets;

•	changes in market valuations of our competitors; and

•	general political, economic and market conditions.

     In addition, the market prices of securities of technology companies, including our own, have been volatile and have experienced fluctuations that have often been unrelated or disproportionate to a specific company’s operating performance. As a result, investors may not be able to sell shares of our common stock at or above the price at which an investor purchase paid. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If any securities litigation is initiated against us, we could incur substantial costs and our management’s attention could be diverted from our business.
Quarterly and annual operating results may fluctuate, which could cause our stock price to be volatile.
     Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular period. You should not rely on our results of operations during any particular period as an indication of our results for any other period. Factors that may adversely affect our periodic results may include the loss of a significant insurance agent, carrier or broker relationship or the merger of any of our participating insurance carriers with one another.
     Our operating expenses are based in part on our expectations of our future revenues and are partially fixed in the short term. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall.
The significant concentration of ownership of our common stock will limit an investor’s ability to influence corporate actions.
     The concentration of ownership of our common stock may limit an investor’s ability to influence our corporate actions and have the effect of delaying or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and may affect the market price of our common stock. As reported for the period ended December 31, 2009, and prior to our three-for-one stock split, Fidelity Management and Research Company beneficially owned 1,662,451 shares representing 14.69% of our common stock. Together our executive officers, directors, and owners of at least 5% of our outstanding common stock, own approximately 50.23% of our outstanding common stock. As a result, those stockholders, if they act together, are able to substantially influence all matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions and amendments to our articles of incorporation. These stockholders may use their ownership position to approve or take actions that are adverse to interests of other investors or prevent the taking of actions that are inconsistent with their respective interests.
Provisions in our articles of incorporation, bylaws, and Delaware law may make it difficult for a third party to acquire us, even in situations that may be viewed as desirable by our shareholders.
     Our certificate of incorporation and bylaws, and provisions of Delaware law may delay, prevent or otherwise make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, which are summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, those provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•	The transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

•	Upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	On or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
     The provisions could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

THREE FOR ONE STOCK SPLIT
     We conducted a three-for-one stock split on of our common stock on January 4, 2010. All holders of shares of common stock on December 21, 2009 received two additional shares for each share held on that date. Each holder’s percentage of ownership of Company common stock and his, her or its proportional voting power remained unchanged after this stock split. All references to numbers of shares of common stock as well as the sales prices of our common stock in this prospectus reflect this three-for-one split.
     The information in the following tables contains selected financial data from the Company’s 2008 Annual Report on Form 10-K, which is incorporated herein by reference. These financial numbers for the years ending December 31, 2008, 2007, 2006, 2005, and 2004 have been adjusted to reflect the retroactive effect of the above-referenced stock split.

	Year Ended December 31,
Annual Financial Information	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)
Net income per common share:
Basic	$0.93	$0.45	$0.24	$0.17	$0.09
Diluted	$0.76	$0.40	$0.21	$0.15	$0.08
Shares used in computing per share data:
Basic	29,514	27,918	24,912	25,101	25,056
Diluted	36,780	31,608	28,233	28,089	27,936
Common stock:
Issued	30,018	30,657	25,716	24,666	26,199
Outstanding	29,841	30,576	25,635	24,666	20,850

	Interim Quarterly Periods
	First	Second	Third	Fourth
Quarterly Financial Information (unaudited)	Quarter	Quarter	Quarter	Quarter
Year Ended December 31, 2009
Net Income per common share:
Basic	$0.28	$0.29	$0.30
Diluted	$0.23	$0.24	$0.25
Year Ended December 31, 2008
Net income per common share:
Basic	$0.18	$0.22	$0.26	$0.27
Diluted	$0.16	$0.18	$0.20	$0.23
Year Ended December 31, 2007
Net income per common share:
Basic	$0.08	$0.09	$0.13	$0.15
Diluted	$0.07	$0.08	$0.11	$0.13
USE OF PROCEEDS
     We will not receive any proceeds from the sale of the common stock offered by this prospectus. The selling stockholders will receive all of the proceeds.
SELLING STOCKHOLDERS
     We have agreed to register 1,488,984 shares of our common stock which are beneficially owned by each of the selling stockholders identified below. On October 1, 2009, and as part of the consideration for the purchase of E-Z Data, Inc. (“E-Z Data”), we issued at closing and $25 million in shares of Ebix common stock valued at the average market closing price for the three most recent days prior to September 30, 2009. This resulted in the issuance 496,328 shares of our common stock, 248,164 shares to each its two shareholders, Dale Okuno and Dilip Sontakey, both “accredited investors” within the meaning of Rule 501 of Regulation D. The Company relied upon Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder in making this sale in a private placement to accredited investors who acquired the shares for investment purposes. Pursuant to the above-mentioned three-for-one stock split in the form of a stock dividend, each of Messrs. Okuno and Sontakey now hold 744,492 shares of our common stock. Under the terms of the agreement the E-Z Data sellers hold a put option exercisable during the thirty-day period immediately following the two-year anniversary date of the business acquisition, which if exercised would enable them to sell the underlying shares of common stock back to the Company at a 10% discount off of the of the average market closing price for the three most recent days prior to September 30, 2009. Under the terms of the agreement, the Company is obligated to register the common stock and to use its best efforts to have the registration statement declared effective.
     The shares of common stock beneficially owned by each of these selling stockholders are being registered to permit public secondary trading of these securities, and the selling stockholders may offer these shares for resale from time to time as described in the “Plan of Distribution.”
     The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each selling stockholder as of February 24, 2010 and the number of shares that may be offered pursuant to this prospectus. None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates. The table has been prepared based upon information furnished to us by or on behalf of the selling stockholders.
     The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. We cannot provide you with any estimate of the number of shares of common stock that any of the selling stockholders will hold in the future.
     For purposes of this table, beneficial ownership is determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934, and includes voting power and investment power with respect to such shares. In calculating the percentage ownership or percent of equity vote for a given individual or group, the number of shares of common stock outstanding for that individual or group includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.
     As explained below under “Plan of Distribution,” we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

Number
of Shares
	Number		Shares	of Common Stock	Percent
	of Shares	Percent	Available	To Be Owned	of Common Stock
	of Common Stock	of Common Stock	for Sale	After	to be Owned
Name of Selling	Owned Before	Owned Before	Under This	the Termination	After Completion
Stockholder	the Offering	the Offering	Prospectus	of the Offering	of the Offering
Dale Okuno (1)	744,492	*%	744,492	(2)	(2)
Dilip Sontakey (3)	744,492	*%	744,492	(2)	(2)

*	Less than one percent.

(1)	The address of Dale Okuno is 265 South Oakland Ave, Pasadena, California 91101.

(2)	Because (a) the selling stockholders may offer all or some of the shares of our common stock that they hold in the offering contemplated by this prospectus, (b) the offering of shares of our common stock is not being underwritten on a firm commitment basis, and (c) the selling stockholders could purchase additional shares of our common stock from time to time, no estimate can be given as to the number of shares or percent of our common stock that will be held by the selling stockholders upon termination of the offering.

(3)	The address of Dilip Sontakey is 260 Mount Olive Drive, Bradbury, California 91008.
PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, assignees, and successors-in-interest (including distributees) may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which such shares are traded or in private transactions. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any selling stockholder has entered into any arrangements with any underwriters or broker-dealers regarding the sale of its shares of our common stock.
     The selling stockholders may offer their shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker-dealer solicits purchasers;

•	in transactions involving cross or block trades or otherwise on any national securities exchange or quotation system, such as the NASDAQ Global Market, on which our common stock may be listed or quoted;

•	in an over-the-counter or exchange distribution in accordance with the rules of the applicable exchange;

•	in transactions in which brokers, dealers, or underwriters purchase the shares as principals and resell the shares for their own accounts pursuant to this prospectus;

•	in transactions “at the market” to or through market makers in our common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	in a transaction where the broker-dealer agrees with the selling stockholder to sell a portion of the shares at a stipulated price;

•	through transactions in options, swaps, or other derivatives that may or may not be listed on an exchange;

•	in privately negotiated transactions (including hedging transactions);

•	in transactions to cover short sales;

•	in a combination of any of the foregoing transactions; and

•	any other method pursuant to applicable laws
     In addition, rather than selling the shares pursuant to this prospectus, the selling stockholders also may sell their shares in private transactions or may resell all or a portion of the shares held by them in open market transactions in reliance upon Rule 144 under the Securities Act, including shares of common stock which are not being registered hereby or offered by this prospectus, provided the selling stockholders meet the criteria and conform to the requirements of such rule.
     From time to time, the selling stockholders may pledge or grant a security interest in some or all of the shares they own. If the selling stockholders default in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. If the selling stockholders donate or otherwise transfer their shares, the number of shares they beneficially own will decrease as and when they take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, or other successors in interest will be selling stockholders for purposes of this prospectus.
     The selling stockholders may use brokers, dealers, underwriters, or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts, or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. In addition, the broker-dealers’ or their affiliates’ commissions, discounts, or concessions may qualify as underwriters’ compensation under the Securities Act. Neither we, nor the selling stockholders, can presently estimate the amount of that compensation. If any selling stockholder notifies us that a material arrangement has been entered into with a broker- dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required by Rule 424 under the Securities Act, setting forth:
•	the name of each of the selling stockholder and the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other fact material to the transaction.
     The selling stockholder also may transfer shares of our common stock beneficially owned by them in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.
     The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended and referred to in this prospectus as the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of, or during, that distribution. All of the above may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
     The selling stockholders will bear any underwriting discounts or commissions, brokerage fees or stock transfer taxes. We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with this offering, including liabilities under the Securities Act and the Exchange Act. The selling stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving the shares of common stock against certain liabilities, including liabilities arising under the Securities Act and the Exchange Act.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational reporting requirements of the Exchange Act, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains such information regarding issuers that file electronically, such as Ebix. The public may inspect our filings over the Internet at the SEC’s home page at www.sec.gov. The public may also read and copy any document we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by the public by calling the SEC at 1-800-SEC-0330.
     We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 covering the common stock offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Some information has been omitted in accordance with the rules and regulations of the SEC. For further information, please refer to the registration statement and the exhibits and schedules filed with it. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents for a more complete understanding of the document or the matter involved. We have included copies of these documents as exhibits to the registration statement and each statement in this prospectus regarding any such document is qualified in its entirety by reference to the actual document. A copy of the full registration statement may be obtained from the SEC as indicated above or from us.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     This prospectus is part of a registration statement on Form S-3 filed with the SEC. This prospectus does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents we file separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents previously filed with the SEC by Ebix (File No. 000-15946) listed below (excluding current reports or portions thereof which are furnished to but are not filed with the SEC under Items 2.02, 7.01 or 8.01 of Form 8-K, unless such current reports or portions thereof specifically reference their contents as being filed):

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on March 30, 2009;

•	Our quarterly reports on Form 10-Q for the three months ended March 31, 2009, June 30, 2009 and September 30, 2009 as filed with the SEC on May 8, 2009, August 7, 2009, and November 9, 2009, respectively;

•	Our current reports on Form 8-K filed with the SEC on January 5, January 23, March 16, March 31, May 22, August 28, October 6, October 13, 2009, January 8, 2010 and February 18, 2010 as well as Form 8-K/A’s filed on December 2, 2009, December 17, 2009 and February 3, 2010.

•	The description of our common stock that is contained in the Registration Statement on Form 8-A dated June 5, 1987 filed under the Securities Exchange Act of 1934, and all amendments and reports that were filed by us to update the description.
     We also incorporate by reference all documents filed with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering. Any information incorporated by reference this way will automatically be deemed to update and supersede any information previously disclosed in this prospectus or in an earlier filed document also incorporated by reference in this prospectus.
     You may request a copy of any or all of these documents, at no cost, upon written or oral request made to us at our principal executive offices at the following address, phone number and email address:
Ebix, Inc.
Attn: Robert Kerris
5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328
(678) 281-2028
Email: rkerris@ebix.com
     All of the documents that have been incorporated by reference in this prospectus may be accessed via the Internet at www.ebix.com.
LEGAL MATTERS
     The validity of the shares of our common stock that are covered by this prospectus has been passed upon for us by Carlton Fields, P.A., Atlanta, Georgia.
EXPERTS
     The financial statements incorporated in this prospectus by reference from Ebix, Inc and Subsidiaries’ Annual Report on Form 10-K for the year ending December 31, 2008, and the effectiveness of Ebix, Inc and Subsidiaries’ internal control over financial reporting have been audited by Cherry Bekaert & Holland, L.L.P., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given their authority as experts in auditing and accounting.
     The financial statements and schedules as of and for the year ending December 31, 2007, which are incorporated by reference in this prospectus have been audited by Habif, Arogeti & Wynne, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
     The financial statements and schedule as of and for the year ending December 31, 2006, which are incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
     The financial statements and schedules of E-Z Data, Inc. as of and for the year ending 2008, which are incorporated by reference in this prospectus have been audited by Krycler, Ervin, Taubman & Walheim, AAC, an independent public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated costs and expenses of the registrant in connection with the offering described in the registration statement . All amounts except for the SEC registration fee are estimates.

SEC registration fee	$$1,449
Legal fees and expenses	$18,000
Accounting fees and expenses	$45,000
Miscellaneous expenses	$3,000

Total expenses	$67,449

ITEM 15. Indemnification of Directors and Officers.
     Section 102(b)(7) of the Delaware General Corporation Law grants the Registrant the power to limit the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of a fiduciary duty.
     Section 145 of the Delaware General Corporation Law grants to the Registrant the power to indemnify its directors, officers, employees and agents against liability arising out of their respective capacities as directors, officers, employees or agents. Article VII of the Registrant’s Bylaws provides that the Registrant shall indemnify any person who is serving as a director, officer, employee or agent of the Registrant or of another entity at the request of the Registrant against judgments, fines, settlements and other expenses incurred in such capacity if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. In the event of an action or suit by or in the right of the Registrant, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Registrant unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
     Article XI of the Registrant’s certificate of incorporation, as amended, provides for the limitation of personal liability of the directors of the Registrant as follows:
     A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this sentence shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. This Article XI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article XI becomes effective.
     The above discussion is qualified in its entirety by reference to the detailed provisions of Sections 102(b)(7) and 145 of the Delaware General Corporation Law and the Registrant’s Certificate of Incorporation, as amended, and Bylaws. For additional information we refer you to the full text of our Certificate of Incorporation, as amended, filed as Exhibit 3.1 to our Form S-1/A filed on November 4, 2008 as well as and our Bylaws filed as Exhibit 3.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001.

ITEM 16. Exhibits and Financial Statement Schedules.

Exhibit
Number

2.1	Stock Purchase Agreement dated February 23, 2004 by and among the Company and the shareholders of LifeLink Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated February 23, 2004) and incorporated herein by reference.

2.2	Secured Promissory Note, dated February 23, 2004, issued by the Company (incorporated by reference to Exhibit 2.2 of the February 2004 8-K and incorporated herein by reference).

2.3	Purchase Agreement, dated June 28, 2004, by and between Heart Consulting Pty Ltd. And Ebix Australia Pty Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated July 14, 2004) and incorporated herein by reference.

2.4	Agreement, dated July 1, 2004, by and between Heart Consulting Pty Ltd. and Ebix, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report of Form 8-K dated July 14, 2004) and incorporated herein by reference.

2.5	Agreement and Plan of Merger by and among Ebix, Finetre and Steven F. Piaker, as shareholders’ Representative dated September 22, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on 8-K/A dated October 2, 2006) and incorporated herein by reference.

2.6	Asset Purchase Agreement, dated May 9, 2006, by and among Ebix, Inc., Infinity Systems Consulting, Inc. and the Shareholders of Infinity Systems Consulting, Inc. (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated May 9, 2006) and incorporated herein by reference.

2.7	Agreement and Plan of Merger dated October 31, 2007 by and among Ebix, Inc., Jenquest, Inc. IDS Acquisition Sub. and Robert M. Ward as Shareholder Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated November 7, 2007) and incorporated herein by reference.

2.8	Stock Purchase Agreement by and among Ebix, Inc., Acclamation Systems, Inc., and Joseph Ott (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated August 5, 2008 and incorporated herein by reference.) Stock Purchase Agreement by and amongst Ebix, Inc., ConfirmNet Corporation, Ebix Software India Private Limited, ConfirmNet Acquisition Sub, Inc., and Craig Irving, as Shareholders’ Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated November 12, 2008 and incorporated herein by reference.) Agreement and Plan of Merger, dated September 30, 2009, by and amongst Ebix, E-Z Data, and Dale Okuno and Dilip Sontakey, as Sellers (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated October 6, 2009 and incorporated herein by reference.)

2.9	Stock Purchase Agreement by and amongst Ebix, Inc., ConfirmNet Corporation, Ebix Software India Private Limited, ConfirmNet Acquisition Sub, Inc., and Craig Irving, as Shareholders’ Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated November 12, 2008 and incorporated herein by reference.)

2.10	Agreement and Plan of Merger, dated September 30, 2009, by and amongst Ebix, E-Z Data, and Dale Okuno and Dilip Sontakey, as Sellers (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated October 6, 2009 and incorporated herein by reference.)

2.11	IP Asset Purchase Agreement, dated September 30, 2009, by and amongst Ebix Singapore PTE LTD., Ebix, Inc., E-Z Data, and Dale Okuno and Dilip Sontakey, as Shareholders dated September 30, 2009 (incorporated here by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K dated October 6, 2009 and incorporated herein by reference.)

5.1*	Opinion of Carlton Fields, P.A.

23.1*	Consent of Cherry, Bekaert & Holland, L.L ..P.

23.2*	Consent of Habif, Arogeti & Wynne, LLP ..

23.3*	Consent of BDO Seidman, LLP.

23.4*	Consent of Krycler, Ervin, Taubman & Walheim , AAC

23.5*	Consent of Carlton Fields, P.A. (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.
ITEM 17. Undertakings
     A. The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
provided, however, that paragraphs A.(1)(i) and A.(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
C. If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
D. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of teh Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Scurrilities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 24th day of February 2010.

EBIX, INC.
By:	/s/ Robin Raina
Robin Raina
President, Chief Executive Officer and Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Robin Raina Robin Raina	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	February 24, 2010

/s/ Robert F. Kerris Robert F. Kerris	Senior Vice President, Chief Financial Officer, and Corporate Secretary (principal financial and accounting officer)	February 24, 2010

/s/ * Pavan Bhalla	Director	February 24, 2010

/s/ * Hans Benz	Director	February 24, 2010

/s/ * Neil Eckert	Director	February 24, 2010

/s/ * Rolf Herter	Director	February 24, 2010

/s/ * Hans Ueli Keller	Director	February 24, 2010

*By:	/s/ Robin Raina
Robin Raina
Signed pursuant to a power of attorney included in the Form S-3 filed on December 3, 2009

INDEX TO EXHIBITS

Exhibit
Number

2.1	Stock Purchase Agreement dated February 23, 2004 by and among the Company and the shareholders of LifeLink Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated February 23, 2004 and incorporated herein by reference.

2.2	Secured Promissory Note, dated February 23, 2004, issued by the Company (incorporated by reference to Exhibit 2.2 of the February 2004 8-K and incorporated herein by reference).

2.3	Purchase Agreement, dated June 28, 2004, by and between Heart Consulting Pty Ltd. And Ebix Australia Pty Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report of Form 8-K dated July 14, 2004) and incorporated herein by reference.

2.4	Agreement, dated July 1, 2004, by and between Heart Consulting Pty Ltd. and Ebix, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report of Form 8-K dated July 14, 2004)and incorporated herein by reference.

2.5	Agreement and Plan of Merger by and among Ebix, Finetre and Steven F. Piaker, as shareholders’ Representative dated September 22, 2006 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on 8-K/A dated October 2, 2006) and incorporated herein by reference.

2.6	Asset Purchase Agreement, dated May 9, 2006, by and among Ebix, Inc., Infinity Systems Consulting, Inc. and the Shareholders of Infinity Systems Consulting, Inc. (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated May 9, 2006) and incorporated herein by reference.

2.7	Agreement and Plan of Merger dated October 31, 2007 by and among Ebix, Inc., Jenquest, Inc. IDS Acquisition Sub. and Robert M. Ward as Shareholder Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A dated November 7, 2007) and incorporated herein by reference.

2.8	Stock Purchase Agreement by and among Ebix, Inc., Acclamation Systems, Inc., and Joseph Ott (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated August 5, 2008 and incorporated herein by reference.)

2.9	Stock Purchase Agreement by and amongst Ebix, Inc., ConfirmNet Corporation, Ebix Software India Private Limited, ConfirmNet Acquisition Sub, Inc., and Craig Irving, as Shareholders’ Representative (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated November 12, 2008 and incorporated herein by reference.)

2.10	Agreement and Plan of Merger, dated September 30, 2009, by and amongst Ebix, E-Z Data, and Dale Okuno and Dilip Sontakey, as Sellers (incorporated here by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated October 6, 2009 and incorporated herein by reference.)

2.11	IP Asset Purchase Agreement, dated September 30, 2009, by and amongst Ebix Singapore PTE LTD., Ebix, Inc., E-Z Data, and Dale Okuno and Dilip Sontakey, as Shareholders dated September 30, 2009 (incorporated here by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K dated October 6, 2009 and incorporated herein by reference.)

5.1*	Opinion of Carlton Fields, P.A.

23.1*	Consent of Cherry Bekaert & Holland, L.L.P.

23.2*	Consent of Habif, Arogeti & Wynne, LLP.

23.3*	Consent of BDO Seidman, LLP.

23.4*	Consent of Krycler, Ervin, Taubman & Walheim , AAC

23.5*	Consent of Carlton Fields, P.A. (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page hereto).

*	Filed herewith.